

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2014

<u>Via E-mail</u>
Mr. Geoffrey Cook
Chief Executive Officer
MeetMe, Inc.
100 Union Square Drive
New Hope, Pennsylvania, 18938

> **Re:**   **MeetMe, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2013**
>   **Filed March 25, 2014**
>   **File No. 001-33105**

Dear Mr. Cook:

We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Critical accounting policies, page 29</u>

1. We note goodwill represents more than 70% of your assets as of December 31, 2013 and September 30, 2014. In light of the significance of your goodwill balance and the continuing decline of revenues from web based users, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

- Percentage by which fair value exceeded carrying value as of the most recent step-one test
- Amount of goodwill allocated to the unit
- Description of the methodology used to determine fair value
- Description of key assumptions used and how the key assumptions were determined
- Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us your proposed disclosures.

Note 1—Description of Business, Basis of Presentation and Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-7
Advertising Revenue, page F-8

2. We note that you recognize advertising revenue from customers that are advertising networks on a net basis, while advertising revenues earned directly from advertisers are recognized on a gross basis. Also we note your agreements with Beanstock Media Inc. and Pinsight Media, Inc. executed in September and October 2013, respectively. With the agreements you have apparently transferred the primary responsibility to fill substantially all website advertising inventory to Beanstock and mobile advertising inventory to Pinsight. Further both Beanstock and Pinsight will pay for all advertising requests regardless of their ability to fill the inventory. In light of the arrangements, please explain how you have considered whether your website and mobile advertising revenue should be recognized on a gross or net basis under ASC 605-45-45.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director